Exhibit 99.9

EARLY WARNING REPORT

FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

Item 1 - Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Units of Austpro Energy Corporation (the "Issuer") with an address of 1600 - 609 Granville Street, Vancouver B.C. V7Y 1C3

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

This report is filed in respect of the acquisition of units of the Issuer (the "Units") pursuant to a certain private placement financing on the NEX Board of the TSX Venture Exchange.

Item 2 - Identity of the Acquiror

2.1 State the name and address of the acquiror.

The acquiror is The Emprise Special Opportunities Fund (2017) Limited Partnership (the "LP"). The LP is a limited partnership established under the laws of British Columbia with an office located at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 29, 2020, the LP acquired ownership of 1,100,000 Units of the Issuer at $0.12 per Unit pursuant to a non-brokered private placement financing. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable for one additional common share at a price of $0.155 per share until October 29, 2021.

2.3 State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

The LP acquired ownership of 1,100,000 common shares and 1,100,000 share purchase warrants of the Issuer. Following acquisition of the 1,100,000 units, the LP has ownership of 9,100,000 common shares and 1,100,000 share purchase warrants of the Issuer, representing approximately 61.3% of the issued and outstanding common shares of the Issuer (or 10,200,000 common shares or 64.0% of the issued and outstanding common shares of the Issuer on a partially diluted basis assuming the exercise of all warrants held by the LP).

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

The LP acquired ownership and control of the securities that are the subject of this report.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4   State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to completion of the transaction, the LP had ownership of 8,000,000 common shares of the Issuer, which represented approximately 58.2% of the issued and outstanding common shares of the Issuer.

Following acquisition of the 1,100,000 units, the LP has ownership of 9,100,000 common shares and 1,100,000 share purchase warrants of the Issuer, representing approximately 61.3% of the issued and outstanding common shares of the Issuer (or 10,200,000 common shares or 64.0% of the issued and outstanding common shares of the Issuer on a partially diluted basis assuming the exercise of all warrants held by the LP).

3.5   State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)    the acquiror, either alone or together with any joint actors, has ownership and control,

See the response to Item 3.4.

(b)    the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)    the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6  If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8  If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1  State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See the response to Item 2.2.

4.2  In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See the response to Item 4.1.

4.3  If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following: (a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer; (b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries; (d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board; (e) a material change in the present capitalization or dividend policy of the reporting issuer; (f) a material change in the reporting issuer's business or corporate structure; (g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company; (h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace; (i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; (}) a solicitation of proxies from securityholders; (k) an action similar to any of those enumerated above.

The securities were acquired for investment purposes. In the future, additional securities of the Issuer may be acquired or disposed of, through the market, privately or otherwise, as circumstances or market conditions may warrant.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable, other than as disclosed in this report.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated as of the 29th day of October, 2020.

THE EMPRISE SPECIAL OPPORTUNITIES FUND (2017) LIMITED PARTNERSHIP

per:	/signed/ "Rob Chisholm"
Authorized Signatory